ViroPharma Incorporated

730 Stockton Drive

Exton, PA 19341

Tel: (610) 458-7300

Fax: (610) 458-7380

December 14, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:                         ViroPharma Incorporated
Form 10-K for the year ended December 31, 2011
Filed February 28, 2012
Form 10-Q for Quarterly Period Ended September 30, 2012
Filed October 25, 2012
File No. 000-21699

Dear Mr. Rosenberg:

This letter is submitted on behalf of ViroPharma Incorporated (“ViroPharma” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated December 6, 2012 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for Fiscal Year Ended December 31, 2011
Consolidated Financial Statements
Note 10.  Acquisitions, License and Research Agreements, page 127

1.                        You appear to be accounting for the $7.5 million upfront payment to Meritage and subsequent $5 million milestone payment as a non-amortizing long-term asset.  Please explain to us your basis for this accounting treatment.  Also, describe for us your level of involvement in the development activities of this company.

Response to Question 1:

Please note that we are not accounting for these payments as a non-amortizing long-term asset. We entered into the exclusive development and option agreement with Meritage Pharma, Inc. (Meritage) on December 22, 2011 and did not recognize amortization expense for this long-term asset for the nine day period remaining in 2011. We began amortizing the asset on January 1, 2012. Accordingly,  commencing in the quarter ended March 31, 2012 and continuing in subsequent quarters, we disclosed the amount of amortization expense incurred and the basis for the amortization period in our Acquisitions, License and Research Agreements footnote to the consolidated financial statements. We also began

Jim B. Rosenberg
December 14, 2012

including the impact of this amortization expense in our discussion of results from operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

For example, in our Quarterly Report on  Form 10-Q for the nine months ended September30, 2012 the following was disclosed:

Footnote:

“The asset is recorded as an other long-term asset on our consolidated balance sheets and is amortized through other income (expense) in our results of operations over the expected term of the option agreement which is expected to be December 2014. We recognized approximately $2.7 million of amortization expense during the first nine months of 2012 related to this asset.”

MD&A:

“Other (expense) income, net

Our other (expense) income, net, includes foreign exchange gains and losses in the three and nine month periods ended September 30, 2012 and 2011. Additionally, the three and nine months ended September 30, 2012 includes approximately $1.1 million and $2.7 million, respectively, of amortization expense of the deferred asset related to the Meritage transaction.”

As to the second part of your question, we have no involvement in the development activities of Meritage. We have no oversight of the day-to-day operations and our access to information is limited to semi-annual reports from Meritage outlining activities for the preceding period to develop and test oral budesonide suspension. Should we wish to discuss this report we must request so, in writing.  Further, Meritage is obligated to meet with us only annually in response to such written request and, to date, we have not made such a request. We do not have any voting rights or rights to designate individuals to Meritage’s Board of Directors, there is no steering or oversight committee and we have no veto power, kick out or participating rights.

2.                         Please explain to us your basis for concluding that the estimated useful life for Cinryze product rights was 25 years.

Response to Question 2:

Our estimate of the useful life of Cinryze was based primarily on the following four considerations, 1) the exclusivity period granted to Cinryze as a result of marketing approval by the U.S. Food and Drug Administration (FDA) with orphan drug status, 2) the landscape subsequent to the exclusivity period and the ability of follow-on biologics (FOB) entrants to compete with Cinryze, 3) the financial projections of Cinryze for both the periods of exclusivity and periods following exclusivity, and 4) barrier to entry for potentially competitive products. At the time of launch, Cinryze was granted market exclusivity for the next 7 years for the prophylaxis treatment of Hereditary Angioedema (HAE) due to its Orphan Drug designation.  Additionally after the end of the exclusivity period, the FDA had no legal

Jim B. Rosenberg
December 14, 2012

authority to approve a generic version of a product, like Cinryze, approved under Section 351 of the Public Health Service Act (PHSA).  Generic versions of drugs were only allowed for reference products that have been approved under section 505 of the Food Drug and Cosmetics Act (FD&CA). After consideration of all of these elements, we concluded that the period following exclusivity still provides significant cash flows and value to ViroPharma from the sale of Cinryze and therefore this period should be included in the useful life estimate.

When determining the post exclusivity landscape for Cinryze we concluded that these barriers to entry for competitors to Cinryze are greater than other traditional biologics.  They include but are not limited to the following: 1) limited patient base and limited potential market in the long run, 2) cost of build out of a manufacturing process, 3) cost of clinical trials, 4) the life saving nature of the drug, and, 5) related patient loyalty to a proven product.

Each is discussed in more detail below.

1)           Cinryze treats a known population base of approximately 4,600 patients.  HAE is generally thought to inflict approximately 10,000 people in the United States, but many of whom have not yet been diagnosed.  Therefore the market upside for potential competitors is limited.

2)           The Cinryze manufacturing process is unique and is the property of Sanquin Blood Supply Foundation, our third party manufacturer.  We have exclusive rights to be the sole user of this technology.  We believe that the capital investment for a potential competitor to construct a manufacturing facility is prohibitive, which would limit the number of participants willing to enter the prophylactic HAE market.

3)           To show that a FOB is “essentially similar” to Cinryze and therefore can be used in conjunction with Cinryze, a competitor would have to conduct clinical trials.  To conduct these trials, one must produce enough drug to sustain a trial and attract the required number of HAE patients to prove safety and efficacy comparable to Cinryze.  The ability to attract patients is severely limited by factors 1 and 4.

4)           Patients on Cinryze are those HAE patients who experience life threatening laryngeal attacks, or frequent attacks that inhibit their quality of life and/or ability to work.    To obtain patients for a clinical trial, the FOB company will have to convince patients to stop taking this life saving drug and test a new unproven product.

5)           Our discussions with HAE organizations confirmed that this would be met with great resistance from both patients and doctors and would limit the ability of a FOB company to perform clinical trials.

All of the factors discussed above lead us to conclude that while we might see competition at some point in the future, it would be limited in nature.  Additionally, we factored into our analysis the potential competition from a C1 inhibitor that gets approved for the acute treatment of HAE.  At the time

Jim B. Rosenberg
December 14, 2012

of the acquisition, no therapy was approved to treat acute HAE. Our assessment assumed that should another company get FDA approval for the acute indication that off label use of this acute drug would result in 20% of the prophylaxis market moving to off label therapy.   At present, one C1 inhibitor has received approval from FDA for the acute indication with de minimus impact on the prophylactic market, primarily due to the payor environment.

Therefore, based on the significant expected cash flows and value in the years following both the end of exclusivity and the potential entry of FOB competition, we concluded that the estimated useful life for Cinryze product rights was 25 years.

Form 10-Q for Quarterly Period Ended September 30, 2012
Consolidated Financial Statements
Note 4. Intangible Assets

3.                         You state that you performed step one of the impairment test and there was no impairment of the Vancocin intangible assets as of September 30, 2012.  As your sales for the three months ended September 30, 2012 for Vancocin were $3.6 million and the carrying amount of the intangible asset was $115 million it is unclear how you derived this conclusion.  Please provide us with an analysis that supports your conclusion which includes a summary of the estimated undiscounted future operating cash flows with a discussion of how the projected cash flows were determined and how they compare to your recent trends.

Response to Question 3:

We would inform the Staff that we do not believe the $3.6 million of Vancocin net sales for the three months ended September 30, 2012 are indicative of our projected sales in future periods due to the short-term impact of our  customers (wholesale distributors) working down their inventory as the retail segment of branded vancocin is genericized. We believe that once the channel inventory is normalized to the new levels, our sales will begin to reflect the prescription activity.  However, should the third quarter net sales amount become the actual run rate of Vancocin net sales we achieve in future quarterly periods, due to the high profit margins attributable to the drug, the value of the undiscounted net cash flows of Vancocin over the forecast period will exceed the carrying amount of the assets.

During the third quarter of 2012, we performed step one of the impairment test, test of recoverability of the assets, based on our current forecast of the impact of generics on our Vancocin and vancomycin cash flows. This cash flow analysis yielded an aggregate undiscounted cash flow of approximately $149 million compared to the current carrying value of $115 million, indicating the assets are recoverable.

Currently,Vancocin holds approximately 10% of the branded vancomycin market and our Authorized Generic holds approximately 30% of the generic vancomycin market.  The cash flows used in step one of the impairment test assume Vancocin’s market share will be less than 5% of  the vancomycin market and our Authorized Generic will capture approximately 20% of the generic vancomycin market.

Jim B. Rosenberg
December 14, 2012

The other major assumptions incorporated in the analysis: were no branded price increase over the forecast period, no growth in the generic market and the benefit of the expiration of our royalty payments to Genzyme in 2014.  The projection yielded net cash flows ranging from approximately $7.4 million to approximately $8.8 million per year.

We also performed two downside scenarios whereby we assumed additional erosion of our remaining retail branded Vancocin business.  These scenarios resulted in aggregate undiscounted cash flows of approximately $126 million and $128 million, respectively which exceed the carrying value of the Vancocin intangible.

Based on these results, we concluded that there was no impairment of the Vancocin intangible asset as of September 30, 2012.

*  *  *

The Company acknowledges that:

•                 the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (610) 321-2803.

Sincerely,

/s/ Charles A. Rowland, Jr.
Charles A. Rowland, Jr.
Vice President and Chief Financial Officer

Cc:                           J. Peter Wolf, Esq.

ViroPharma Incorporated

730 Stockton Drive

Exton, PA 19341

Jim B. Rosenberg
December 14, 2012

Andrew P. Gilbert, Esq.

DLA Piper LLP (US)

300 Campus Drive, Suite 100

Florham Park, New Jersey 07932